HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
63, Büyükdere Caddesi
Maslak 80670 İstanbul / Turkey

Tel: (90-212) 335 35 35
Fax: (90-212) 335 35 35

www.garantibank.com.tr

August 28, 2002

Division of International Corporate Finance
Securities and Exchange [redacted]
450 Fifth Street, N.W.
Washington, D.C. 2054
United States of Americ

12g3-2 (b) filing number: 82-3636

Due to increase in Garanti Bank's paid-in share capital from internal sources to TL791,747,816,066,116 from TL750,000,000,000,000 (5.56637%) under the registered capital ceiling of TL 1 Quadrillion, common shares with issue No.14 have been issued and such common shares have been registered by the Board of Capital Markets (Sermaye Piyasası Kurulu) on August 19, 2002, and with the certificate of the Board of Capital Markets provided to us approving the registration with the Trade Registry, TL791,747,816,066,116 paid-in capital has been registered with the Istanbul Trade Registry Office on August 23, 2002.

Yours sincerely,

Olca ERDOST	Funda GÜNGÖR
Vice President	Senior Vice President
Investor Relations	Corporate Strategy, Business Development & Investor Relations